[Letterhead of]

CRAVATH, SWAINE & MOORE LLP
[New York Office]

(212) 474-1024

October 13, 2006

Stanley, Inc.
Registration Statement on Form S-1
(File No. 333-134053)

Dear Ms. Long:

On behalf of Stanley, Inc., a Delaware corporation (the “Company”), we enclose the following documents in connection with the proposed underwritten public offering of the Company’s Common Stock, par value $0.01 per share:

(a)  a letter from the Company requesting acceleration of the effective date of the Registration Statement; and

(b) a letter from Citigroup Global Markets Inc., as representative of the underwriters, (i) requesting acceleration of the effective date of the Registration Statement and (ii) providing supplemental information under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933, as amended, including information relating to the distribution of the preliminary prospectus and compliance with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Please call the undersigned at (212) 474-1024 to advise as to the anticipated effective time of the Registration Statement.

                Very truly yours,

                /s/ Craig F. Arcella

                Craig F. Arcella

Ms. Pamela Long
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010

Encls.

Copy w/encls. to:

Mr. Craig Slivka
Ms. Lesli Sheppard
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Mr. Scott D. Chaplin
Stanley, Inc.
3101 Wilson Blvd., Suite 700
Arlington, VA 22201

Stanley, Inc.
3101 Wilson Boulevard, Suite 700
Arlington, VA 22201

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Attn:     Ms. Pamela Long, Assistant Director
Mr. Craig Slivka
Ms. Lesli Sheppard

Stanley, Inc.
Registration Statement on Form S-1 (File No. 333-134053)

October 13, 2006

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), Stanley, Inc. hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement, as then amended, will become effective under the Securities Act by 4:00 p.m. (Eastern Daylight Time) on Tuesday, October 17, 2006, or as soon thereafter as practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Craig F. Arcella at (212) 474-1024, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Very truly yours,
STANLEY, INC.
By
/s/ Scott D. Chaplin
Name: Scott D. Chaplin
Title: General Counsel & Corporate Secretary

October 13, 2006

Securities and Exchange Commission
Division of Corporate Finance
100 F St., N.E.
Washington, D.C. 20549

Re:       Stanley, Inc.
Registration Statement File No. 333-134053

Dear Ladies and Gentlemen:

In connection with the proposed offering of the above-captioned securities, we wish to advise you that we, as a representative of the underwriters, hereby join with Stanley, Inc.’s request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on October 17, 2006 at 4:00 p.m., New York City time or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: October 4, 2006
(ii)	Dates of distribution: October 4, 2006 - October 12, 2006
(iii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 5
(iv)	Number of prospectuses so distributed: approximately 26,000
(v)	Compliance with Rule 15c2-8 under the Securities Exchange Act of 1934: Included in Master Agreement Among Underwriters of Salomon Smith Barney Inc. (now known as Citigroup Global Markets Inc.).

Very truly yours,

Citigroup Global Markets Inc.

/s/ Samson M. Frankel

Samson M. Frankel
Senior Vice President and Counsel